Jason Simon, Esq.

Tel 703.749.1386

Fax 703.714.8386

simonj@gtlaw.com

September 21, 2022

VIA EDGAR

United States Securities and Exchange Commission
Division of Corporation Finance

100 F Street, NE
Washington, D.C. 20549

Attn: Babette Rosenbaum Cooper and Robert Telewicz

Re:	VectoIQ Acquisition Corp. II Form 10-K for the fiscal year ended December 31, 2021 Filed April 15, 2022 File No. 001-39855

Dear Ms. Cooper and Mr. Telewicz:

On behalf of VectoIQ Acquisition Corp. II (the “Company”), we are hereby responding to the comment of the staff (the “Staff”) of the U.S. Securities and Exchange Commission set forth in your letter dated September 8, 2022 (the “Comment Letter”) with respect to the above referenced annual report on Form 10-K for the fiscal year ended December 31, 2021, filed by the Company on April 15, 2022.

For ease of reference, the text of the Staff’s comment, as set forth in the Comment Letter, is included in bold-face type below, followed by the Company’s response.

September 21, 2022

Form 10-K for the Fiscal Year Ended December 31, 2021

General

1.	With a view toward disclosure, please tell us whether your sponsor is, is controlled by, or has substantial ties with a non-U.S. person. If so, please revise your disclosure in future filings to include disclosure that addresses how this fact could impact your ability to complete your initial business combination. For instance, discuss the risk to investors that you may not be able to complete an initial business combination with a U.S. target company should the transaction be subject to review by a U.S. government entity, such as the Committee on Foreign Investment in the United States (CFIUS), or ultimately prohibited. Disclose that as a result, the pool of potential targets with which you could complete an initial business combination may be limited. Further, disclose that the time necessary for government review of the transaction or a decision to prohibit the transaction could prevent you from completing an initial business combination and require you to liquidate. Disclose the consequences of liquidation to investors, such as the losses of the investment opportunity in a target company, any price appreciation in the combined company, and the warrants, which would expire worthless. Please include an example of your intended disclosure in your response.

Response: The Company respectfully advises the Staff that its sponsor, VectoIQ Holdings II, LLC, is a Delaware limited liability company, and is neither controlled by, nor does it have substantial ties with, any non-U.S. person.

September 21, 2022

We thank the Staff in advance for its consideration of the foregoing. If you have any questions related to this letter, please contact the undersigned at (703) 749-1386.

Sincerely,

/s/ Jason Simon
Jason Simon

cc: Stephen Girsky – Chief Executive Officer